Filed pursuant to Rule 424(b)(3)

Registration No. 333-100044

Nov. 16, 2003

SUPPLEMENT NO. 6 DATED NOVEMBER 18, 2003

TO PROSPECTUS DATED DECEMBER 11, 2002

APPLE HOSPITALITY FIVE, INC.

The following information supplements the prospectus of Apple Hospitality Five, Inc. dated December 11, 2002 and is part of the prospectus. This Supplement No. 6 updates the information presented in the prospectus and in prior Supplements. Prospective investors should carefully review the prospectus, Supplements Nos. 1 through 5, and this Supplement.

TABLE OF CONTENTS FOR SUPPLEMENT NO. 6

The prospectus, and each supplement, contains forward-looking statements within the meaning of the federal securities laws, and such statements are intended to be covered by the safe harbors created by those laws. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on January 3, 2003. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of October 28, 2003, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	25,565,332	281,218,655	253,094,644

Total	30,327,237	$331,218,655	$298,094,644

RECENT DEVELOPMENTS

On October 30, 2003, we closed on the purchase of eight operating hotels for an aggregate gross purchase price of $131,800,000. The effective date of these acquisitions for accounting, rent pro-ration and other purposes was October 11, 2003. The sellers were affiliates of W.I. Realty I, L.P., d/b/a “Western International.” For simplicity, these eight hotels will be referred to below as the “operating hotels.” We also assumed an existing secured loan on one of the operating hotels. Further information about the operating hotels is provided in a following section.

On October 30, 2003, we entered into separate purchase agreements with affiliates of Western International for the purchase of six additional hotels that are currently under various stages of development. We paid an aggregate deposit of $700,000 in connection with these purchase agreements, which provide for an aggregate gross purchase price of $127,700,000. For simplicity, these six hotels will be referred to below as the “development hotels.” Each purchase agreement for a development hotel contains numerous conditions to closing, many of which are currently unsatisfied. Accordingly, there can be no assurance that we will close on the purchase of any of the development hotels.

On October 30, 2003, we received short-term unsecured financing from a commercial bank in the amount of $50 million, which was used for our purchase of the operating hotels. Further information about this financing is provided in a following section. The balance of the aggregate gross purchase price for the operating hotels and the deposit for the development hotels were funded by our ongoing offering of units.

We also used the proceeds of our ongoing best efforts offering to pay 2% of the aggregate gross purchase price for the operating hotels, which equals $2,636,000, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

We currently own a total of 21 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Overview

We purchased one of the operating hotels directly and purchased the other operating hotels through our wholly-owned subsidiaries. The operating hotels have been leased by their respective owners to other wholly-owned subsidiaries, as lessees, under separate hotel lease agreements, which are among the contracts described in the next section.

These lessees have entered into separate agreements for the management of the hotels. Three of the operating hotels are managed by Marriott International, Inc. (or an affiliate called Courtyard Management Corporation). The other five operating hotels are managed by Texas Western Management Partners, L.P. (which is an affiliate of the sellers) and are franchised by Marriott International, Inc. For simplicity, each applicable manager will be referred to below as a “manager.” The following table summarizes the franchises, owners, lessees and managers for the operating hotels (additional hotel information is provided in a following section):

Operating Hotel	Franchise (a)	Owner	Lessee	Manager
Tucson, Arizona	Courtyard by Marriott	Apple Hospitality Five, Inc.	Apple Hospitality Five Management, Inc.	Courtyard Management Corporation
Las Vegas, Nevada	Marriott Suites	AHF Nevada, Inc.	Apple Hospitality Five Management, Inc.	Marriott International, Inc.
Addison, Texas	Courtyard by Marriott	AHF Texas Limited Partnership	AHF Services Limited Partnership	Courtyard Management Corporation
Brownsville, Texas	Residence Inn	AHF Texas Limited Partnership	AHF Services Limited Partnership	Texas Western Management Partners, L.P.
Dallas – Fort Worth, Texas	Residence Inn	AHF Texas Limited Partnership	AHF Services Limited Partnership	Texas Western Management Partners, L.P.
Dallas – Park Central, Texas	Residence Inn	AHF Texas Limited Partnership	AHF Services Limited Partnership	Texas Western Management Partners, L.P.
Harlingen, Texas	Courtyard by Marriott	AHF Harlingen Limited Partnership	AHF Services II Limited Partnership	Texas Western Management Partners, L.P.
Houston, Texas	Courtyard by Marriott	AHF Texas Limited Partnership	AHF Services Limited Partnership	Texas Western Management Partners, L.P.

Note for Table:

(a)	Trademarked (symbol omitted above). The Residence Inn®, Courtyard® and Marriott Suites® trademarks are the property of Marriott International, Inc. or one of its affiliates.

Neither the sellers nor the managers are related to or affiliated with us, except through their respective management, franchise and related agreements. No manager or any hotel management or licensing corporation (including Marriott International, Inc. and Texas Western Management Partners, L.P.) or any of their affiliates will be deemed an issuer, obligor, sponsor or guarantor in respect of any securities described in our prospectus, nor will they have any responsibility or liability for any statement or omission in our prospectus or for such securities.

Assumption of Secured Loan

We assumed an existing loan in connection with our purchase of the operating hotel in Harlingen, Texas. The loan was made in the original principal amount of $4,850,000 and is secured by a first mortgage on the hotel. The loan matures on June 1, 2011. As of October 30, 2003, the outstanding principal balance for this loan was $4,720,016. The annual interest rate is 8.5% and payments of principal and interest are due in monthly installments. The amount due each month is $49,053.52. The loan is amortized over a period of twenty-five years and a balloon payment in the approximate amount of $4 million is due on June 1, 2011. At the request of the lender, we formed new subsidiaries to serve as the owner and lessee for this hotel, and caused these subsidiaries to be “special purpose entities.” To qualify as special purpose entities, these subsidiaries have organizational documents that impose certain requirements on them while the loan is outstanding. In particular, these subsidiaries must maintain separate legal identities and must limit their activities to dealing with the hotel that secures the loan.

Short-Term Financing

We received short-term unsecured financing from a commercial bank in the amount of $50 million to fund a portion of the aggregate gross purchase price for the operating hotels. This financing is evidenced by our promissory note and is governed by a loan agreement. Two of our wholly-owned subsidiaries, AHF Nevada, Inc. and AHF Texas Limited Partnership (which collectively own six of the operating hotels), have guarantied the repayment of this loan. The loan matures on December 31, 2003. The applicable interest rate is equal to LIBOR (the London Interbank Offered Rate) plus 2.5%. Payments of interest only are due monthly.

We are required to make mandatory prepayments of principal to the extent that we receive proceeds from our ongoing best-efforts offering of units. We plan to repay this loan with proceeds from our ongoing offering of Units. However, there can be no assurance that those proceeds will be sufficient to repay the principal amount of the loan by its maturity date. If those proceeds are not sufficient for that purpose, we may seek to refinance the loan. A refinancing, if any, may involve materially different terms and conditions, which may affect the interest rate, payment schedule or unsecured nature of the loan.

SUMMARY OF CONTRACTS

Hotel Lease Agreements

Our wholly-owned subsidiaries are serving as the lessees of the operating hotels under separate and substantially identical hotel lease agreements. For simplicity, each lease agreement will be referred to below as a “lease.” Each lease provides for an initial term of 10 years. Each lessee has the option to extend the lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised. Each lease provides for the payment of an annual base rent, a quarterly percentage rent and a quarterly sundry rent.

The annual base rents and lease commencement dates for the operating hotels are shown below:

Operating Hotel	Annual Base Rent	Date of Lease Commencement
Tucson, Arizona	$1,288,000	October 11, 2003
Las Vegas, Nevada	3,511,763	October 11, 2003
Addison, Texas	1,266,509	October 11, 2003
Brownsville, Texas	366,127	October 11, 2003
Dallas – Fort Worth, Texas	302,047	October 11, 2003
Dallas – Park Central, Texas	771,773	October 11, 2003
Harlingen, Texas	735,628	October 11, 2003
Houston, Texas	408,961	October 11, 2003

The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The quarterly percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from suite rentals less sales and room taxes, credit card fees and sundry rent (as described below). The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the percentage rent is equal to the sum of (a) 17% of all year-to-date suite revenue, up to the applicable suite revenue breakpoint; plus (b) 55% of the year-to-date suite revenue in excess of the applicable suite revenue breakpoint, as reduced by base rent and the percentage rent paid year to date. The quarterly sundry rent equals 55% of all sundry revenue, which consists of revenue other than suite revenue, less the amount of sundry rent paid year-to-date.

Management and Franchise Agreements

The operating hotels are being managed by the applicable manager under separate management agreements. In addition, with regard to the five operating hotels managed by Texas Western Management Partners, L.P., the franchises are established by separate franchise agreements with Marriott International, Inc. for each such hotel. The managers are responsible for managing and supervising the daily operations of the hotels and for collecting rents for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the operating hotels and the markets in which they operate.

Other Agreements

In separate owner agreements regarding each operating hotel, the applicable manager granted its consent to the lease for the hotel. In return, we agreed to guarantee the performance of the obligations, including monetary obligations, of the lessee under the applicable management agreement. In addition, with regard to the one Marriott Suites® and four Courtyards® by Marriott operating hotels covered by franchise agreements with Marriott International, Inc., we have entered into separate and substantially similar guarantees in which we guarantee the payment and performance of the applicable lessee under the franchise agreements.

OUR PROPERTIES

Our hotels typically offer one and two room suites with the amenities generally offered by upscale extended-stay hotels. They are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their respective markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, our hotels are adequately covered by insurance. Further information about our hotels is presented in the tables below:

Table 1. General Information

Location of Hotel	Franchise (a)	Effective Date of Purchase (b)	Gross Purchase Price		Number of Suites	Average Daily Rate (Price) per Suite (c)
Houston, Texas	Residence Inn	January 3, 2003	$14,300,000		120	$139-189

Colorado Springs, Colorado	Homewood Suites	February 26, 2003	12,300,000		127	119-139
Baton Rouge, Louisiana	Homewood Suites	February 26, 2003	7,000,000		115	129-189
Albuquerque, New Mexico	Homewood Suites	February 26, 2003	12,900,000		151	124-149

Cypress, California	Residence Inn	May 23, 2003	19,000,000		155	129-159

Cranbury, New Jersey	Residence Inn	May 31, 2003	11,000,000		108	159-189
Somerset, New Jersey	Residence Inn	May 31, 2003	13,000,000		108	149-179
Hauppage, New York	Residence Inn	May 31, 2003	18,500,000		100	189-299

Nashville, Tennessee	Residence Inn	June 20, 2003	8,800,000		168	109-139

Danbury, Connecticut	Springhill Suites	August 30, 2003	11,500,000		106	129-139
Lebanon, New Jersey	Courtyard	August 30, 2003	15,000,000		125	129

Tampa, Florida	Hilton Garden Inn	September 3, 2003	12,250,000		95	89-189
Solon-Cleveland, Ohio	Homewood Suites	September 10, 2003	10,050,000		86	99-179

Tucson, Arizona	Courtyard	October 11, 2003	12,500,000		153	99-129
Las Vegas, Nevada	Marriott Suites	October 11, 2003	42,500,000		278	139-160
Addison, Texas	Courtyard	October 11, 2003	15,600,000		176	99-129
Brownsville, Texas	Residence Inn	October 11, 2003	11,300,000		102	124-154
Dallas – Fort Worth, Texas	Residence Inn	October 11, 2003	11,000,000		100	79-110
Dallas – Park Central, Texas	Residence Inn	October 11, 2003	13,900,000		139	99-129
Harlingen, Texas	Courtyard	October 11, 2003	10,000,000	(d)	114	109-139
Houston, Texas	Courtyard	October 11, 2003	15,000,000		153	115-159

		TOTAL	$297,400,000		2,779

Notes	for Table 1:

(a)	Trademarked (symbol omitted above). The Residence Inn®, Springhill Suites®, Courtyard® and Marriott Suites® trademarks are the property of Marriott International, Inc. or one of its affiliates. The Homewood Suites® and Hilton Garden Inn® trademarks are the property of Hilton Hospitality, Inc. or one of its affiliates.
(b)	Effective date of purchase for accounting, rent pro-ration and other purposes may differ from date when purchase price was paid.
(c)	As of effective date of purchase for each hotel. Amounts shown exclude discounts that may be offered to corporate and frequent customers.
(d)	The $10,000,000 gross purchase price of this property includes the assumption of an existing loan with an outstanding balance of $4.7 million. See “Acquisitons and Related Matters — Assumption of Secured Loan.”

Table 2. Operating Information (a)

	Avg. Daily Occupancy Rates (%)					Revenue per Available Suite ($)
Location of Hotel	1999	2000	2001	2002	2003	1999	2000	2001	2002	2003
Cypress, California	—	—	—	69%	91%	—	—	—	$66	$96
Colorado Springs, Colorado	—	—	58%	73%	67%	—	—	$48	56	45
Baton Rouge, Louisiana	—	76%	76%	81%	95%	—	$69	68	69	76
Somerset, New Jersey	—	—	—	51%	65%	—	—	—	53	73
Cranbury, New Jersey	—	—	—	36%	58%	—	—	—	36	64
Albuquerque, New Mexico	—	—	65%	77%	85%	—	—	51	60	65
Hauppage, New York	—	—	—	78%	78%	—	—	—	113	103
Nashville, Tennessee	—	68%	68%	67%	66%	—	59	59	56	52
Houston, Texas	—	86%	90%	92%	79%	—	74	83	89	81
Danbury, Connecticut	—	—	—	51%	54%	—	—	—	43	57
Lebanon, New Jersey	—	—	—	—	62%	—	—	—	—	74
Tampa, Florida	—	74%	79%	80%	82%	—	79	87	89	92
Solon-Cleveland, Ohio	—	—	—	25%	60%	—	—	—	30	61
Tucson, Arizona	72%	72%	73%	76%	77%	$53	53	59	60	65
Las Vegas, Nevada	78%	82%	79%	73%	83%	94	105	99	87	96
Addison, Texas	—	64%	62%	63%	61%	—	64	61	55	57
Brownsville, Texas	—	25%	71%	80%	84%	—	22	61	67	73
Dallas – Fort Worth, Texas	—	—	60%	69%	83%	—	—	65	68	76
Dallas – Park Central, Texas	—	—	—	37%	57%	—	—	—	29	43
Harlingen, Texas	73%	73%	73%	75%	77%	53	60	57	56	61
Houston, Texas	45%	67%	70%	70%	65%	35	55	65	64	62

Note for Table 2:

(a)	Results of operations for periods before the effective date of our ownership were provided by the applicable seller or manager.

[ See Additional Table on Next Page ]

Table 3. Tax and Related Information

Location of Hotel	2002 Real Property Tax Rate (a)	2002 Real Property Tax	Depreciation- Federal Tax Basis (b)
Cypress, California	1.273%	$92,264	$14,980,800
Colorado Springs, Colorado	7.758%	181,345	10,909,904
Baton Rouge, Louisiana	1.042%	86,769	5,525,603
Somerset, New Jersey	2.215%	170,535	10,254,000
Cranbury, New Jersey	4.058%	37,008	8,635,000
Albuquerque, New Mexico	4.253%	61,090	11,859,888
Hauppage, New York	2.654%	169,104	15,373,500
Nashville, Tennessee	1.832%	126,630	6,319,600
Houston, Texas	3.066%	167,240	12,283,995
Danbury, Connecticut	2.429%	31,884	9,106,248
Lebanon, New Jersey	3.020%	53,147	10,641,201
Tampa, Florida	2.542%	107,076	8,580,812
Solon-Cleveland, Ohio	2.133%	49,561	7,018,371
Tucson, Arizona	18.050%	276,168	9,460,397
Las Vegas, Nevada	2.897%	280,174	35,710,948
Addison, Texas	2.063%	213,075	12,216,746
Brownsville, Texas	1.303%	76,918	8,777,086
Dallas – Fort Worth, Texas	2.753%	143,172	8,504,824
Dallas – Park Central, Texas	1.215%	232,608	10,220,141
Harlingen, Texas	2.505%	80,156	7,594,786
Houston, Texas	1.391%	189,793	12,440,808

Notes for Table 3:

(a)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).
(b)	Amounts are for the depreciable real property component of each hotel. The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of each hotel.

APPLE HOSPITALITY FIVE, INC.

SELECTED FINANCIAL DATA

	For the nine months ended September 30, 2003	For the period September 20, 2002 (initial capitalization through December 31, 2002
Revenues:
Suite revenue	$15,710,807	—
Interest income and other revenue	968,624	—

Total revenue	16,679,431	—
Expenses:
Hotel expenses	8,226,060	—
Taxes, insurance and other	828,492	$2,525.00
General and administrative	473,567	2,343
Depreciation		1,918,278
Interest and other expenses	182	282

Total expenses	11,446,579	5,150

Net income	$5,232,852	(5,150)

Per Share
Earnings per common share	$0.39	$(515.00)
Distributions paid to common shareholders	$0.66	—
Weighted-average common shares outstanding—basic	13,506,889	10

Balance Sheet Data
Cash and cash equivalents	$84,420,539	$3,033
Investment in hotels, net	$168,857,870	$—
Total assets	$260,704,407	$564,774
Shareholders’ equity	$259,860,479	$18,960

Other Data
Cash flow from:
Operating activities	$4,364,018	(4,868)
Investing activities	$(174,811,839)	(2,617)
Financing activities	$254,865,327	(13,592)
Number of hotels owned at end of period	13	—

Funds From Operations Calculation
Net income	$5,232,852	$(5,150)
Depreciation, net	$1,843,302	$—

Funds from operations (a)	$7,076,154	$(5,150)
FFO per share	$0.52	$(515)

(a)	Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles—GAAP) excluding gains and losses from sales of depreciable property, plus depreciation, amortization and certain start-up costs. The company considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the company’s activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

We were formed and initially capitalized on September 20, 2002, with our first investor closing on January 3, 2003. We own 13 hotels within different markets in the United States. We intend to be treated as a Real Estate Investment Trust (“REIT”) for federal income tax purposes.

Hotels Owned

During the period from September 20, 2002 to December 31, 2002, we owned no properties, had no revenue and were engaged in initial capital-raising activities. During this period, we incurred miscellaneous start-up costs and interest expense under our unsecured line of credit. We commenced operations in January 2003 upon the purchase of our first hotel property. As of September 30, 2003, we own a total of 13 hotel properties, with a total of 1,564 suites.

The following table summarizes the locations of and number of suites for the 13 hotels we owned at September 30, 2003:

Location of hotels	Brand	# of Suites
Albuquerque, New Mexico	Homewood Suites® by Hilton®	151
Baton Rouge, Louisiana	Homewood Suites® by Hilton®	115
Colorado Springs, Colorado	Homewood Suites® by Hilton®	127
Cranbury, New Jersey	Residence Inn® by Marriott®	108
Cypress, California	Residence Inn® by Marriott®	155
Danbury, Connecticut	Springhill Suites® by Marriott®	106
Hauppauge, New York	Residence Inn® by Marriott®	100
Houston, Texas	Residence Inn® by Marriott®	120
Lebanon, New Jersey	Courtyard® by Marriott®	125
Nashville, Tennessee	Residence Inn® by Marriott®	168
Solon, Ohio	Homewood Suites® by Hilton®	86
Somerset, New Jersey	Residence Inn® by Marriott®	108
Tampa, Florida	Hilton ® Garden Inn	95

Total		1,564

Effective January 3, 2003, we acquired Marriott Residence Inn Houston-Westchase, which contains 120 suites and was in operation when acquired. The hotel offers one and two room suites with the amenities generally offered by upscale extended-stay hotels. The gross purchase price for the hotel was $14,300,000.

Effective February 26, 2003, we acquired three hotels that operate as part of the franchise system for Homewood Suites® by Hilton. The combined gross purchase price for these hotels was $32,200,000. The properties are located in Colorado Springs, CO; Baton Rouge, LA and Albuquerque, NM and contain a combined total of 393 suites. Each hotel was in operation at the time of purchase and offers one and two room suites with the amenities generally offered by upscale extended-stay hotels.

Effective May 23, 2003, we acquired Marriott Residence Inn Cypress, which contains 155 suites and was in operation when acquired. The hotel offers one and two room suites with the amenities generally offered by upscale extended-stay hotels. The gross purchase price for the hotel was $19,000,000.

Effective May 31, 2003, we acquired three Residence Inn by Marriott hotels located in Somerset, NJ, Cranbury, NJ, and Hauppauge, NY. The combined gross purchase price for these hotels was $42,500,000. The properties contain a combined total of 316 suites. Each hotel was in operation at the time of purchase and offers one and two room suites with the amenities generally offered by upscale extended-stay hotels.

Effective June 20, 2003, we acquired Marriott Residence Inn Nashville, which contains 168 suites and was in operation when acquired. The hotel offers one and two room suites with amenities generally offered by upscale extended-stay hotels. The gross purchase price for the hotel was $8,800,000.

Effective August 30, 2003, we acquired a Springhill Suites by Marriott in Danbury, Connecticut, which contains 106 suites and a Courtyard by Marriott in Lebanon, New Jersey, which contains 125 suites. The combined gross purchase price for these hotels was $26,500,000.

Effective September 3, 2003, we acquired a Hilton Garden Inn in Tampa, Florida for a gross purchase price of $12,250,000. The hotel contains 95 suites and was in operation when acquired.

Effective September 10, 2003, we acquired a Homewood Suites by Hilton in Solon, Ohio, which is part of the Cleveland metropolitan area, for a gross purchase price of $10,050,000. The hotel contains 86 suites and offers amenities generally offered by upscale extended-stay hotels.

The purchase price for all of the hotels was funded by our ongoing best-efforts offering of Units. We have leased these hotels to Apple Hospitality Five Management, Inc. (as lessee) or its subsidiaries under master hotel lease agreements. We also used the proceeds of our ongoing best-efforts offering to pay 2% of the gross purchase price for these hotels, which equals $3,312,000, as a commission to Apple Suites Realty Group, Inc. Additionally, we have reimbursed Apple Hospitality Two, Inc. for $386,200 of due diligence costs associated with these acquisitions.

Management Agreements

The Company’s hotels are being managed by the applicable manager under separate management agreements. In addition, the franchises for the hotels in Colorado, Louisiana, New Mexico, Florida and Ohio are established by separate franchise license agreements for each such hotel. The managers are responsible for managing and supervising the daily operations of the hotels and collecting rents for the benefit of the lessee, which in each case is one of our wholly-owned subsidiaries. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and management believes that such fees and terms are appropriate for the hotels and the markets in which they operate.

Results of Operations

Since operations commenced on January 3, 2003, with our first acquisition, a comparison to prior year results is not possible or meaningful.

Revenues

Our principal source of revenue is hotel suites revenue and related other revenue. Hotel operations stated were for the 13 hotels acquired through September 30, 2003 and the respective periods owned. For the nine months ended September 30, 2003, we had suite and room revenue and other revenue of $15,710,807 and $564,262, respectively. For the three months ended September 30, 2003, we had suite revenue and other revenue of $9,294,705 and $333,914, respectively. For the nine and three months ended September 30, 2003, the hotels achieved average occupancy of 79.6% and 81.3%, ADR of $85 and $97 and RevPAR of $68 and $79. ADR, or average daily rate, is calculated as room revenue divided by the number of rooms sold, and RevPAR, or revenue per available room, is calculated as occupancy multiplied by ADR.

For the nine months ended September 30, 2003 and for the three months ended September 30, 2003, we had interest income of $404,362 and $164,305, respectively. Interest income represents earnings on excess cash invested in short term money market instruments.

Expenses

Expenses for the nine months ended September 30, 2003 represented the expenses related to the 13 hotels purchased for their respective periods owned.

For the nine months ended September 30, 2003 and the three months ended September 30, 2003, hotel operating expenses of the hotels totaled $3,496,275 or 22% of suite revenue and $2,122,890 or 23% of suite revenue of the 13 hotels for their respective periods owned.

General and administrative expense for the nine months ended September 30, 2003 and the three months ended September 30, 2003 was $473,567 or 3% of suite revenue and $221,296 or 2.4% of suite revenue of the 13 hotels for their respective periods owned. We anticipate this percentage to decrease as our asset base grows.

Taxes, insurance, and other expense for the nine months ended September 30, 2003 and the three months ended September 30, 2003 was $828,492 or 5% of suite revenue and $470,815 or 5% of suite revenue of the 13 hotels for their respective periods owned.

Depreciation expense for the nine months ended September 30, 2003 and the three months ended September 30, 2003 was $1,918,278 and $1,048,298. Depreciation expense represents expense of our 13 hotels and related personal property for their respective periods owned, and depreciation on the Lear jet (see Note 8 under the notes to the consolidated financial statements).

Liquidity and Capital Resources

We commenced operations effective January 3, 2003 with our first investor closing.

The cash flow generated from the properties we currently own and any short term investments is our principal source of liquidity. In addition, we may borrow funds, subject to limitations set forth in our by-laws.

Our dividend distribution policy is at the discretion of the board of directors and depends on several factors. The distribution rate for the period January 3, 2003 through September 30, 2003 was at an annual rate of $.88 per unit outstanding (or $.22 per quarter).

In general, we expect capital resources to be adequate to meet our cash requirements in 2003.

As of September 30, 2003, we had cash on hand of $84.4 million. We intend to use the proceeds from our on-going best-efforts offering to purchase extended stay hotel properties.

We have ongoing capital commitments to fund our capital improvements. Through the lessee, we are required, under all of our management agreements, to make available to the lessee, for the repair, replacement, refurbishing of furniture, fixtures, and equipment, an amount of 5% of gross revenues provided that such amount may be used for our capital expenditures with respect to the hotels. We expect that this amount will be adequate to fund required repair, replacement, and refurbishments and to maintain our hotels in a competitive condition. As of September 30, 2003, we held $514,245 in reserve.

We obtained an unsecured line of credit in a principal amount of up to $300,000 to fund our start-up costs. The lender was Wachovia Bank, N.A. The line of credit bore interest at the bank’s prime rate. Interest was payable monthly. We borrowed a total of $218,143 as of December 31, 2002 against the line of credit. Glade M. Knight, our Chief Executive Officer and Chairman of the Board of Directors, guaranteed repayment of the line of credit. Mr. Knight did not receive any consideration in exchange for providing this guarantee. We repaid this debt in January 2003 with proceeds from the sale of Units and canceled the line of credit.

We anticipate that our cash flow will be adequate to cover our operating expenses and to permit us to meet our anticipated liquidity requirements, including distribution requirements. Inflation may increase our operating costs.

We are raising equity through a best-efforts offering of Units by David Lerner and Associates, Inc. (the “Managing Dealer”). Each Unit is equal to one common share and one Series A preferred share of the Company. We achieved the minimum offering of 4,761,905 Units at a price of $10.50 per Unit as of January 3, 2003. As of September 30, 2003, we had sold 26,930,745 Units under this offering with net proceeds totaling $264,460,805. We are continuing the offering at $11.00 per Unit in accordance with the prospectus for our offering.

We intend to establish a working capital reserve of at least 0.5% of the proceeds from our offering. This reserve, in combination with income from our properties and short term investments, is anticipated to satisfy our liquidity requirements.

Subsequent Events

During October 2003, the managing underwriter had sold a total of 3,296,993 Units consisting of one common share and one preferred share, resulting in $32,640,232 million in proceeds net of selling commissions.

Effective October 11, 2003, we acquired 8 extended-stay hotels under the franchise for Residence Inn® by Marriott, Courtyard® by Marriott or Marriott Suites®. The seller is W.I. Realty I, L.P. (or an affiliate), and the aggregate purchase price for the group of hotels was $132,300,000. The acquisitions consist of six hotels located in Texas, one located in Nevada and one located in Arizona. The Brownsville Residence Inn® by Marriott® has 102 suites, the Houston Courtyard® by Marriott® has 153 suites, the Addison Courtyard® by Marriott® has 176 suites, the Park Central Residence Inn® by Marriott® has 139 suites, the DFW Freeport Residence Inn® by Marriott® has 90 suites, and the Harlingen Courtyard® by Marriott® has 114 suites, and all of them are located in Texas. The Las Vegas Suites® by Marriott® is located in Nevada and has 278 suites and the Tucson Courtyard® by Marriott® is located in Arizona and has 153 suites. All of the hotels are currently in operation and offer one and two room suites with the amenities generally offered by upscale extended-stay hotels.

The Harlingen Courtyard® is subject to existing debt secured by the hotel. The lender is GMAC Commercial Mortgage Corporation. The debt is evidenced by a promissory note dated May 17, 2001, in the original principal amount of $4,850,000. The promissory note bears interest at the rate of 8.5% and matures in June 2011.

We are under contract for six additional hotels that are currently under development. The estimated purchase price upon completion of the hotels is $127,700,000.

Impact of Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operators’ ability to raise room rates. Currently we are not experiencing any material impact from inflation.

Seasonality

The hotel industry historically has been seasonal in nature. Seasonal variations in occupancy at our hotels may cause quarterly fluctuations in our revenues. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, we expect to utilize cash on hand to make distributions.

Critical Accounting Policies

The following contains a discussion of what we believe to be critical accounting policies. These items should be read to gain a further understanding of the principles used to prepare our financial statements. These principals include application of judgment; therefore, changes in judgments may have a significant impact on our reported results of operations and financial condition.

Capitalization Policy

We consider expenditures to be capital in nature based on the following criteria: 1) For a single asset, the cost must be at least $300, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year. 2) For group purchases of 10 or more identical assets, the unit cost for each asset must be at least $50, with the aggregate cost of the group purchase being at least $750, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year. 3) For major repairs to buildings, furniture, fixtures and equipment, the repair must be at least $2,000, and the useful life of the asset must be substantially extended.

Impairment Losses Policy

We record impairment losses on hotel properties used in operations if indicators of impairment are present, and the sum of the discounted cash flows estimated to be generated by the respective properties are less than the properties’ carrying amounts. Impairment losses are measured as the difference between the asset’s fair value less cost to sell, and its carrying value. No impairment losses have been recorded to date.

Related Party Transactions

We have significant transactions with related parties. These transactions cannot be construed to be arms length, and the results of our operations may be different if these transactions were conducted with non-related parties.

We have contracted with Apple Suites Realty Group, Inc., a Virginia corporation (“ASRG”), to provide brokerage services for the acquisition and disposition of our real estate assets. In accordance with the contract, ASRG is paid a fee of 2% of the gross purchase price of any acquisitions or gross sale price of any dispositions of real estate investments, subject to certain conditions.

We also contracted with Apple Hospitality Five Advisors, Inc. (“AFA”) to advise and provide day-to-day management services for us and due-diligence services on acquisitions. In accordance with the contract, we pay AFA a fee equal to .1% to .25% of total equity contributions received by us in addition to certain reimbursable expenses. AFA also holds a three-year contract for the monthly maintenance and support of accounting software.

As of December 31, 2002, AFA, ASRG and ASA were 100% owned by Mr. Knight. As of January 31, 2003, the outstanding shares of ASA owned by Mr. Glade M. Knight were purchased by Apple Hospitality Two, Inc. and ASA is now a wholly-owned subsidiary of Apple Hospitality Two, Inc. AFA and ASRG may purchase up to 2.5% of the total number of our Units sold in our best-efforts offering.

We issued 240,000 Series B convertible preferred shares to Mr. Knight. The Series B convertible preferred shares were issued in exchange for payment of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. There is no dividend payable on the Series B preferred convertible shares. On liquidation, the holder of the Series B preferred convertible shares will be entitled to a liquidation payment of $11 per share before any distributions of liquidation proceeds to holders of the common shares. However, the priority liquidation payment of the holder of the Series B preferred convertible shares is junior to the holders of the Series A preferred shares distribution rights. In the event that the liquidation of our assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred share, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares on an as converted basis.

Each holder of outstanding Series B preferred convertible shares has the right to convert any of such shares into common shares upon and for 180 days following the occurrence of any of the following conversion events:

(1) substantially all of our assets, stock or business, is transferred as a going concern, whether through exchange, merger, consolidation, lease, share exchange or otherwise, other than a sale of assets in liquidation, dissolution or winding up of our business; or

(2) our common shares are listed on any securities exchange or quotation system or in any established market (“Conversion Event”).

Upon the occurrence of any Conversion Event, each of the Series B preferred convertible shares may be converted into a maximum of 2,907,415 common shares, based upon the gross proceeds raised through the date of conversion in this $500 million offering made by our prospectus. In addition, upon conversion of the Series B convertible preferred shares into common shares, the Series A preferred shares will terminate and the priority distribution in liquidation associated with the Series A preferred shares will disappear. If we terminate or fail to renew the Advisory Agreement with AFA, the Series B convertible preferred shares will be entitled to dividend distributions and voting rights on an as converted basis. In this event, the liquidation preference of the Series A preferred shares will continue.

No additional consideration is due upon the conversion of the Series B preferred convertible shares. Upon the probable occurrence of a conversion event, we will record expense for the difference between the fair value of our common stock and issue price of the Series B preferred convertible shares.

Compensation expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares.

Recent Account Pronouncements

In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities.” This statement refines the identification process of variable interest entities and how an entity assesses its interest in a variable interest entity to decide whether to consolidate that entity. We have formed wholly-owned subsidiaries for financing purposes and such financing is reflected in the consolidated financial statements. Currently, we do not anticipate this Statement having a material impact on our consolidated financial statements.

In May 2003, the FASB issued Statement 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 impacts the accounting for minority interests in limited life subsidiaries and requires that those interests be reclassified to liabilities and measured at settlement value. The effective date of FAS 150 has been deferred for an indefinite period. The application of FAS 150 is not expected to have a significant impact on our financial statements as we do not currently have any limited life subsidiaries.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We do not engage in transactions in derivative financial instruments or derivative commodity instruments. As of December 31, 2002, our financial instruments were not exposed to significant market risk due to interest rate risk, foreign currency exchange risk, commodity price risk or equity price risk. We were exposed to changes in the prime lending rate as interest on our line of credit is a variable rate based on the prime lending rate. This debt was repaid in its entirety in January 2003. We will be exposed to changes in short term money market rates as it invests the proceeds from sale of Units pending use in acquisitions. Based on our cash invested at September 30, 2003 or $84.4 million, every 100 basis points change in interest rates will impact our net income by $844,000, all other factors remaining the same. Cash invested pending acquisitions will vary substantially during the coming year based on the amount of proceeds raised and the timing of acquisitions.

PART I. FINANCIAL INFORMATION

Item 1 Financial Statements (Unaudited)

APPLE HOSPITALITY FIVE, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2003	December 31, 2002
ASSETS
Investment in hotels, net of accumulated depreciation of $1,843,302 and $0, respectively	$168,857,870	$—
Cash and cash equivalents	84,420,539	3,033
Prepaid offering costs	—	504,733
Due from third party manager, net	2,336,205	—
Restricted cash - furniture, fixtures and equipment escrow	923,820	—
Other assets, net	4,165,973	57,008

Total assets	$260,704,407	$564,774

LIABILITIES and SHAREHOLDERS’ EQUITY

LIABILITIES
Notes payable—unsecured	$—	$218,143
Accounts payable and accrued expenses	843,928	327,389
Interest payable	—	282

Total liabilities	843,928	545,814

SHAREHOLDERS’ EQUITY
Class B convertible stock, no par value, authorized 240,000 shares; issued and outstanding 240,000 shares	24,000	24,000
Common stock, no par value, authorized 200,000,000 shares; 26,930,745 and ten shares issued and outstanding respectively	263,523,396	110
Distributions greater than net income	(3,686,917)	(5,150)

Total shareholders’ equity	259,860,479	18,960

Total liabilities and shareholders’ equity	$260,704,407	$564,774

See notes to consolidated financial statements.

APPLE HOSPITALITY FIVE, INC

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	Three months ended September 30, 2003	Nine months ended September 30, 2003
REVENUES:
Suite and room revenue	$9,294,705	$15,710,807
Other revenue	333,914	564,262

Total revenues	9,628,619	16,275,069

EXPENSES:
Operating expenses	2,122,890	3,496,275
Hotel administrative expense	806,127	1,311,215
Sales and marketing	638,397	1,139,076
Utilities	527,263	772,617
Repair and maintenance	413,861	678,872
Franchise fees	101,262	250,961
Management fees	345,672	577,044
Taxes, insurance and other	470,815	828,492
General and administrative	221,296	473,567
Depreciation expense	1,048,298	1,918,278

Total expenses	6,695,881	11,446,397

Operating income	2,932,738	4,828,672
Interest income	164,305	404,362
Interest expense	(122)	(182)

Net income	$3,096,922	$5,232,852

Basic and diluted income per common share	$0.16	$0.39

Weighted average shares outstanding-basic and diluted	19,253,092	13,506,889

Distributions declared per common share	$0.22	$0.66

Note: The Company was formed on September 20, 2002 and commenced operations on January 3, 2003.

See accompanying notes to consolidated financial statements.

APPLE HOSPITALITY FIVE, INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited)

	Common Stock		Class B Convertible Stock		Distributions Greater than Net Income	Total Shareholders’ Equity
	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2002	10	110	240,000	24,000	(5,150)	18,960

Net proceeds from sale of common shares	26,473,489	258,493,574				258,493,574
Common shares issued through reinvestment of distributions	457,246	5,029,712				5,029,712
Net income					5,232,852	5,232,852
Cash distributions declared to shareholders ($0.66 per share)					(8,914,619)	(8,914,619)

Balance at September 30, 2003	26,930,745	$263,523,396	240,000	$24,000	$(3,686,917)	$259,860,479

See accompanying notes to consolidated financial statements.

APPLE HOSPITALITY FIVE, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

Nine months ended September 30, 2003
Cash flow from operating activities:
Net income	$5,232,852
Depreciation of real estate owned	1,918,278
Changes in operating assets and liabilities
Funds due from third party manager	(2,336,205)
Other assets	(734,564)
Accrued expenses	283,939
Interest payable	(282)

Net cash provided by operating activities	4,364,018

Cash flow from investing activities:
Cash paid in the acquisition of hotels	(170,395,086)
Acquisition of other asset	(3,339,662)
Capital improvements	(153,272)
Net (increase) decrease in cash restricted for property improvement	(923,819)

Net cash used in investing activities	(174,811,839)

Cash flow from financing activities:
Net proceeds from issuance of common stock	263,998,089
Principal payments on line of credit	(218,143)
Cash distributions paid to shareholders	(8,914,619)

Net cash provided by financing activities	254,865,327
Increase (decrease) in cash and cash equivalents	84,417,506
Cash and cash equivalents, beginning of period	3,033

Cash and cash equivalents, end of period	$84,420,539

Note: The Company was formed on September 20, 2002 and commenced operations on January 3, 2003.

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information required by accounting principles generally accepted in the United States. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited financials should be read in conjunction with the Company’s audited consolidated financial statements.

General Information and Summary of Significant Accounting Policies

Organization

Apple Hospitality Five, Inc. (the “Company”) is a Virginia corporation, formed on September 20, 2002, with the first investor closing under its ongoing best-efforts offering commencing on January 3, 2003. Therefore, no comparative statement of operations or cash flows for prior periods can be presented. The accompanying consolidated financial statements include the accounts of the Company along with its subsidiaries. All significant intercompany transactions and balances have been eliminated.

The Company intends to elect to be treated as a real estate investment trust (“REIT”) for federal income tax purposes. The REIT Modernization Act, effective January 1, 2001, permits REITs to establish taxable businesses to conduct certain previously disallowed business activities. The Company has formed a wholly-owned taxable REIT subsidiary, Apple Hospitality Five Management, Inc., and has and will continue to lease all of its hotels to Apple Hospitality Five Management, Inc. or its subsidiaries (collectively, the “Lessee”).

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximate their carrying value. Cash equivalents are placed with high credit quality institutions and the balances may at times exceed federal depository insurance limits.

Investment in Hotels

The hotels are stated at cost, net of depreciation, and include real estate brokerage commissions paid to Apple Suites Realty Group, Inc. (“ASRG”) (a related party owned by Glade M. Knight, Chairman of the Company) and other due-diligence costs reimbursed to Apple Hospitality Two, Inc. (also a related party, of which Glade M. Knight serves as the Chairman of the Board of Directors and Chief Executive Officer). Repair and maintenance costs are expensed as incurred while significant improvements, renovations, and replacements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which are 39 years for buildings and major improvements and three to seven years for furniture and equipment.

The Company considers expenditures to be capital in nature based on the following criteria: (1) for a single asset, the cost must be at least $300, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (2) for group purchases of 10 or more identical assets, the unit cost for each asset must be at least $50, with the aggregate cost of the group purchase being at least $750, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (3) for major repairs to buildings, furniture, fixtures and equipment, the repair must be at least $2,000, and the useful life of the asset must be substantially extended.

The Company records impairment losses on hotel properties used in the operations if indicators of impairment are present, and the undiscounted cash flows estimated to be generated by the respective properties are less than their carrying amount. Impairment losses are measured as the difference between the asset’s fair value less cost to sell, and its carrying value. No impairment losses have been recorded to date.

Revenue Recognition

Revenue is recognized as earned, which is generally defined as the date upon which a guest occupies a room or utilizes the hotel’s services.

Offering Costs

As of September 30, 2003, the Company had incurred $30,333,847 in costs related to its best-efforts offering of Units. Each Unit is equal to one common share, no par value and one Series A preferred share of the Company. The first closing of Units occurred on January 3, 2003 with the sale of 4,761,905 Units at $10.50 per Unit, with proceeds net of commissions totaling $44,999,999. As of September 30, 2003, the Company had closed on additional sales of 22,168,830 Units at $11.00 per Unit, with proceeds net of commissions totaling $219,460,696.

Earnings Per Common Share

Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. Series B preferred convertible shares are not included in earnings per common share calculations until such time it becomes probable that such shares can be converted to common shares (see Note 4).

Federal Income Taxes

The Company intends to elect to be operated as, and will annually elect to be taxed as, a real estate investment trust under the Internal Revenue Code of 1986, as amended (the “Code”). Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from income reported for financial reporting purposes primarily due to the differences for federal income tax purposes in the estimated useful lives used to compute depreciation.

The Lessee, as a taxable REIT subsidiary of the Company, is subject to federal and state income taxes. The Lessee has a taxable loss during the nine months ended September 30, 2003. No benefit has been recorded since realization of such benefit is not probable.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Stock Incentive Plans

On January 2, 2003, the Board of Directors approved a Non-Employee Directors Stock Option Plan (the “Directors Plan”) whereby directors, who are not employees of the Company or affiliates, automatically receive options to purchase stock for five years from the adoption of the plan. Under the Directors Plan, the number of Units authorized for issuance is equal to 22,000 plus .08% of the number of Units sold in excess of 5,000,000 Units. This plan currently relates to the initial public offering of 45,670,995 Units; therefore, the maximum number of Units authorized under the Directors Plan is currently 54,537. The options expire 10 years from the date of grant. As of September 30, 2003, 39,545 Units have been reserved for issuance.

On January 2, 2003, the Board of Directors approved an Incentive Stock Option Plan (the “Incentive Plan”) whereby incentive awards may be granted to certain employees of the Company or affiliates. Under the Incentive Plan, the number of Units authorized for issuance is equal to 35,000 plus 5% of the number of Units sold in the initial offering in excess of 5,000,000. This plan also currently relates to the initial public offering of 45,670,995 Units; therefore, the maximum number of Units that can be issued under the Incentive Plan is currently 2,068,550. As of September 30, 2003, 1,131,537 Units have been reserved for issuance.

Both plans generally provide, among other things, that options be granted at exercise prices not lower than the market value of the Units on the date of grant. Under the Incentive Plan, at the earliest, options become exercisable at the date of grant. The optionee has up to 10 years from the date on which the options first become exercisable to exercise the options. In the first quarter of 2003, the Company granted 22,000 options to purchase shares under the Directors Plan and granted no options under the Incentive Plan, and in the second quarter of 2003, the Company granted 12,240 options to purchase shares under the Directors Plan and granted no options under the Incentive Plan. No options were granted under the Directors Plan or Incentive Plan during the third quarter of 2003.

The Company elected to follow Accounting Principals Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee stock options. Stock options granted under the Director’s Plan are also accounted for using APB 25. The alternative fair value accounting provided for under FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“FASB 123”), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company’s stock options equal the market price of the underlying stock on the date of grant and other criteria are met, no compensation expense is recognized.

The following information about stock-based employee compensation costs reconciles the difference of accounting for employee stock-based compensation under the intrinsic value method of APB No. 25 and related interpretations and the fair value method prescribed under SFAS No. 123.

	Nine Months ended September 30, 2003	Three months ended September 30, 2003
Net income, as reported	$5,232,852	$3,096,922

Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—

Deduct: Stock-based employee compensation expense* determined under fair value based method for all awards, net of related tax effects	$27,122	—

Pro forma net income as if the fair value method had been applied to all option grants	$5,205,730	$3,096,922

Earnings per common share
Basic and diluted—as reported	$0.39	$0.16
Basic and diluted—pro forma	$0.39	$0.16

*All options issued to date have been 100% vested upon issuance.

Comprehensive Income

The Company recorded no comprehensive income for the three or nine months ended September 30, 2003.

Note 2

Investments in Hotels

At September 30, 2003, the Company owned 13 hotels which were all acquired during 2003. Investment in these hotels consisted of the following:

Land	$31,403,915
Building and Improvements	130,894,271
Furniture, Fixtures and Equipment	8,402,986

170,701,172
Less Accumulated Depreciation	(1,843,302)

Investments in Hotels, net	$168,857,870

Recent Acquisitions

Effective January 3, 2003, the Company acquired Marriott Residence Inn Houston-Westchase, which contains 120 suites and was in operation when acquired. The hotel offers one and two room suites with the amenities generally offered by upscale extended-stay hotels. The gross purchase price for the hotel was $14,300,000.

Effective February 26, 2003, the Company acquired three hotels that operate as part of the franchise system for Homewood Suites® by Hilton. The combined gross purchase price for these hotels was $32,200,000. The properties are located in Colorado Springs, CO; Baton Rouge, LA and Albuquerque, NM and contain a combined total of 393 suites. Each hotel was in operation at the time of purchase and offers one and two room suites with the amenities generally offered by upscale extended-stay hotels.

Effective May 23, 2003, the Company acquired Marriott Residence Inn Cypress, which contains 155 suites and was in operation when acquired. The hotel offers one and two room suites with the amenities generally offered by upscale extended-stay hotels. The gross purchase price for the hotel was $19,000,000.

Effective May 31, 2003, the Company acquired three Residence Inn by Marriott hotels located in Somerset, NJ, Cranbury, NJ, and Hauppauge, NY. The combined gross purchase price for these hotels was $42,500,000. The properties contain a combined total of 316 suites. Each hotel was in operation at the time of purchase and offers one and two room suites with the amenities generally offered by upscale extended-stay hotels.

Effective June 20, 2003, the Company acquired Marriott Residence Inn Nashville, which contains 168 suites and was in operation when acquired. The hotel offers one and two room suites with amenities generally offered by upscale extended-stay hotels. The gross purchase price for the hotel was $8,800,000.

Effective August 30, 2003, the Company acquired a Springhill Suites by Marriott in Danbury, Connecticut, which contains 106 suites and a Courtyard by Marriott in Lebanon, New Jersey, which contains 125 suites. The combined gross purchase price for these hotels was $26,500,000.

Effective September 3, 2003, the Company acquired a Hilton Garden Inn in Tampa, Florida for a gross purchase price of $12,250,000. The hotel contains 95 suites and was in operation when acquired.

Effective September 10, 2003, the Company acquired a Homewood Suites by Hilton in Solon, Ohio, which is part of the Cleveland metropolitan area, for a gross purchase price of $10,050,000. The hotel contains 86 suites and offers amenities generally offered by upscale extended-stay hotels.

The purchase price for all of the hotels was funded by the Company’s ongoing best efforts offering of Units. The Company leased all of its hotels to Apple Hospitality Five Management, Inc. (as lessee) or its subsidiaries under master hotel lease agreements. The Company also used the proceeds of its ongoing offering to pay 2% of the gross purchase price for these hotels, which equals $3,312,000, as a commission to ASRG, Inc. Additionally, the Company has reimbursed Apple Hospitality Two, Inc. for $386,200 of due diligence costs associated with these acquisitions.

No goodwill or intangible assets were recorded in connection with any of the acquisitions.

Note 3

Notes Payable

On November 21, 2002, the Company obtained an unsecured credit line in a principal amount up to $300,000 to fund start-up costs. The lender was Wachovia Bank, N.A. The line of credit bore interest at the bank’s prime rate and interest is payable monthly. The Company borrowed a total of $218,143 as of December 31, 2002, and Glade M. Knight, the Company’s president and Chairman of the Board of Directors, guaranteed repayment of the line of credit. Mr. Knight did not receive any consideration in exchange for providing this guarantee. The Company repaid this debt in January 2003 with proceeds from the sale of Units and extinguished the line of credit.

Note 4

Shareholders’ Equity

The Company is currently conducting an on-going best efforts offering. The Company registered its Units on Registration Statement Form S-11 (File No. 333-100044) filed with the Securities and Exchange Commission on December 3, 2002. The Company began its best-efforts offering already defined of its Units, no par value on January 3, 2003, the same day the Registration Statement was declared effective by the Securities and Exchange Commission. The managing underwriter is David Lerner Associates, Inc. The Offering is continuing as of the date of filing this quarterly report on Form 10-Q. All of the Units are being sold for our account.

The Series A preferred shares have no voting rights and no conversion rights. In addition, the Series A preferred shares are not separately tradable from the common shares to which they relate. The Series A preferred shares have no distribution rights except a priority distribution upon the sale of the Company’s assets. The priority distribution will be equal to $11.00 per Series A preferred share, and no more, before any distribution will be made to the holders of any other shares. Upon that distribution, the Series A preferred shares will have no other distribution rights.

The Company currently has 240,000 Series B convertible preferred shares issued and outstanding. There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the Articles of Incorporation that would adversely affect the Series B convertible preferred shares. Upon liquidation of the Company, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares into which each Series B convertible preferred share would convert. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis. The Series B convertible preferred shares are convertible into Units upon and for 180 days following the occurrence of either of the following events: (1) substantially all of our assets, stock or business is transferred as a going concern, whether through exchange, merger, consolidation, lease, share exchange or otherwise, other than a sale of assets in liquidation, dissolution or winding up of our business; or (2) our common shares are listed on any securities exchange or quotation system in or in any established market.

Upon the occurrence of either triggering event and for purposes of determining the liquidation payment due to each holder of a Series B convertible preferred share, each Series B convertible preferred share is convertible into a number of Units based upon the gross proceeds raised through the date of the conversion in the current $500 million public offering of the Company’s Units made by the Company’s prospectus and according to the following formula:

Gross Proceeds Raised from Sales of Units Through Date of Conversion	Number of Common Shares Through Conversion of One Series B Convertible Preferred Share
$200 million	4.83721
$250 million	6.11068
$300 million	7.29150
$350 million	8.49719
$400 million	9.70287
$450 million	10.90855
$500 million	12.11423

No additional consideration is due upon the conversion of the Series B convertible preferred shares.

Compensation expense related to the issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B convertible preferred shares can be reasonably estimated and the event triggering the conversion of the Series B convertible preferred shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B convertible preferred shares can be converted and the amounts paid for the Series B convertible preferred shares.

Note 5

Related Parties

The Company has contracted with ASRG, a company owned by Glade M. Knight, to provide brokerage services for the acquisition and disposition of real estate assets for the Company. In accordance with the contract, ASRG is to be paid a fee of 2% of the gross purchase price of any acquisitions or sale price of any dispositions of real estate investments, subject to certain conditions. As of September 30, 2003, ASRG was paid $3,312,000 by the Company under the agreement.

Effective January 3, 2003, the Company contracted with Apple Hospitality Five Advisors, Inc. (“AFA”), a company owned by Glade M. Knight, to advise and provide the Company with day-to-day management services and due-diligence services on acquisitions. On the same date, AFA entered into a subcontract and assignment agreement with Apple Suites Advisors, Inc. (“ASA”), a wholly-owned subsidiary of Apple Hospitality Two, Inc., and another related party, assigning substantially all of its rights, responsibilities and duties under its agreement with the Company. In accordance with the contract and the subcontract and assignment agreement, the Company will pay ASA a fee equal to .1% to .25% of total equity contributions received by the Company in addition to certain reimbursable expenses. During 2002, the Company did not incur any expense under this agreement. As of September 30, 2003, the Company incurred advisory expenses of $170,205 under this agreement, which is included in general and administrative expense.

ASRG and AFA are 100% owned by Glade M. Knight, the Company’s Chief Executive Officer and Chairman of the Board of Directors. ASRG and AFA may purchase up to 2.5% of the total number of Units of the Company sold in the best efforts offering.

Mr. Knight also serves as the Chairman and Chief Executive Officer of Cornerstone Realty Income Trust, Inc., an apartment REIT, and Apple Hospitality Two, Inc., a hospitality REIT.

Note 6

Pro Forma Information

The following unaudited pro forma information for the nine months ended September 30, 2003, is presented as if the acquisitions of the 13 hotels occurred on January 1, 2003. The pro forma information does not purport to represent what the Company’s results of operations would actually have been if such transactions, in fact, had occurred on January 1, 2003, nor does it purport to represent the results of operations for future periods.

	Three months ended September 30, 2003	Nine months ended September 30, 2003

Hotel revenues	$10,763,475	$27,394,074
Net income	$2,725,888	$5,093,915
Net income per share-basic and diluted	$0.16	$0.30

The pro forma information reflects adjustments for actual revenues and expenses of the 13 hotels acquired in 2003 for the respective period in 2003 prior to acquisition by the Company. Net income has been adjusted as follows: (1) depreciation has been adjusted based on the Company’s basis in the hotels; (2) advisory expenses have been adjusted based on the Company’s contractual arrangements; (3) common stock raised during 2003 to purchase these hotels has been adjusted to reflect issuances as of January 1, 2003.

Note 7

Management Agreements

The Company’s hotels are being managed by the applicable manager under separate management agreements. In addition, the franchises for the hotels in Colorado, Louisiana, New Mexico, Florida and Ohio are established by separate franchise license agreements for each such hotel. The managers are responsible for managing and supervising the daily operations of the hotels and collecting rents for the benefit of the lessee, which in each case is one of our wholly-owned subsidiaries. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties and management believes that such fees and terms are appropriate for the hotels and the markets in which they operate.

Note 8

Other Assets

On July 17, 2003, the Company, through a wholly-owned subsidiary, Apple Hospitality Air, LLC, purchased a Lear jet. The jet will be used mainly for acquisition and renovation due diligence trips. The purchase price was $3,300,000 with a salvage value of $330,000. The asset is depreciated on a straight-line basis over a useful life of 10 years. As of September 30, 2003, the Company recorded depreciation expense in the amount of $74,976.

Note 9

Subsequent Events

During October 2003, the managing underwriter had sold a total of 3,296,993 Units consisting of one common share and one preferred share, resulting in net proceeds to the Company of $32,640,232 million.

Effective October 11, 2003, the Company acquired 8 extended-stay hotels under the franchise for Residence Inn® by Marriott, Courtyard® by Marriott or Marriott Suites®. The seller is W.I. Realty I, L.P. (or an affiliate), and the aggregate purchase price for the group of hotels was $132,300,000. The acquisitions consist of six hotels located in Texas, one located in Nevada and one located in Arizona. The Brownsville Residence Inn® by Marriott® has 102 suites, the Houston Courtyard® by Marriott® has 153 suites, the Addison Courtyard® by Marriott® has 176 suites, the Park Central Residence Inn® by Marriott® has 139 suites, the DFW Freeport

Residence Inn® by Marriott® has 90 suites, and the Harlingen Courtyard® by Marriott® has 114 suites, and all of them are located in Texas. The Las Vegas Suites® by Marriott® is located in Nevada and has 278 suites and the Tucson Courtyard® by Marriott® is located in Arizona and has 153 suites. All of the hotels are currently in operation and offer one and two room suites with the amenities generally offered by upscale extended-stay and limited service hotels.

The Harlingen Courtyard® is subject to existing debt secured by the hotel. The lender is GMAC Commercial Mortgage Corporation. The debt is evidenced by a promissory note dated May 17, 2001, in the original principal amount of $4,850,000. The promissory note bears interest at the rate of 8.5% and matures in June 2011.

The Company is under contract for six additional hotels that are currently under development. The estimated purchase price upon completion of the hotels is $127,700,000. The contract is subject to normal due diligence and no assurances can be given that purchases will be consummated.

Note 10

Industry Segments

The Company owns extended-stay and limited service hotel properties throughout the United States that generate rental and other property related income. The Company separately evaluates the performance of each of its hotel properties. However, because each of the hotel properties has similar economic characteristics, facilities, and services, the properties have been aggregated into a single segment. All segment disclosure is included in or can be derived from the Company’s consolidated financial statements.